Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

Nokia to Acquire Infinera to Increase Scale in Optical Networks and Accelerate Product Roadmap David Heard June 27, 2024 Company Confidential

Nokia to Acquire Infinera Growing importance of optics Scale and vertical integration are key Strong strategic fit Agreement announced today

Nokia at a Glance COUNTRIES OF OPERATION 130 ~ 86K EMPLOYEES CASH & CASH EQUIVALENTS $6.6B 155+ YEARS OF LEADING INNOVATION ANNUAL REVENUE $24B HQ: Espoo, Finland

Nokia Business Groups Based on Nokia financial reports & a conversion of 1 EU to 1.08 USD BUSINESS GROUPS (FY’23) OPTICAL FIXED ROUTING NETWORK INFRASTRUCTURE $8.7B $10.6B MOBILITY $3.5B CLOUD & NETWORK SERVICES $1.2B NOKIA TECHNOLOGIES

Right Time, Right Fit GREATER ABILITY TO MEET KEY CUSTOMER NEEDS $/BIT W/BIT AGILITY OPTICS R& investments, market coverage, balance sheet, volume to drive cost SCALE SPEED OF INNOVATION Faster product realization Parallel investments across breadth of opportunities Growing market with new emerging opportunities and applications

Complementary Geographic Presence © Infinera. All rights reserved. Company Confidential. EMEA 38% APAC 36% NA 17% EMEA 23% APAC 11% NA 60% EMEA 32% APAC 25% NA 36% + $1.9B $1.5B $3.4B OPTICAL NETWORK MARKET SHARE (2023) * Source: OMDIA Optical Networks Report Q4 2023 * Based on 2023 Financial reports & 1 EUR = 1.08 USD

Significant Cultural Alignment DEEP PASSION FOR OPTICAL INNOVATION Innovation that Matters Empowering People Taking Care of Customers

Set the Pace of Innovation DSP TEAM TECHNOLOGY CAPABILITIES FABRICATION AND PACKAGING FASTER INNOVATION ACCELERATED PRODUCT ROADMAP BROADER PRODUCT OFFERING FUNDAMENTAL RESEARCH + Silicon Photonics Indium Phosphide Photonic Integrated Circuits Pluggables and Intra-DC Chips A special mix of ingredients that can deliver the best outcomes for customers System HW & SW capabilities

Next Steps and Critical Priorities BUSINESS AS USUAL We remain two separate companies We need to continue to execute on our initiatives WILL TAKE TIME 1H’2025 target close However, deals of comparable size can take longer WE’LL KEEP YOU INFORMED It’s early and we’ve done this before – plenty of time to leverage common strengths THE FUTURE IS BRIGHT Tremendous opportunity ahead with the resources to execute 1 2 3 4

Understanding this Transaction WHY NOW? WHAT DOES THIS MEAN FOR ME? LONG TERM SHORT TERM Industry at an inflection point, creating numerous new significant opportunities  Need scale to effectively leverage our differentiating capabilities Address all new market opportunities with an accelerated rate of innovation Mitigate four key reasons for why we lose Presence, balance sheet, bundling, timing of portfolio Address a wider set of applications with built-in customer for pluggables OPPORTUNITY SCALE Stay focused on our execution

© Infinera. All rights reserved. Company Confidential. Disclaimer This presentation has been prepared for use by Nokia Corporation (“Nokia”) and Infinera Corporation (“Infinera”) in connection with their proposed transaction (the “Transaction”). This presentation is for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Nokia and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Nokia and Infinera. Neither Nokia nor Infinera makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Nokia and is not intended to form the basis of any investment decision in Nokia. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis of an investment in Nokia and the transactions contemplated in this presentation. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Cautionary Note Regarding Forward-Looking Statements Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially. Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made. Industry and Market Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Nokia and Infinera assume no obligation to update the information in this presentation.

© Infinera. All rights reserved. Company Confidential. Disclaimer Additional Information and Where to Find It; Participants in the Solicitation Infinera, the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”). Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.” Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION. Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction on the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

Disclaimer Use of Projections The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Nokia’s and Infinera’s control. While all financial projections, estimates and targets are necessarily speculative, Nokia and Infinera believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Nokia and Infinera, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Additional Information and Where to Find It; Participants in the Solicitation Infinera, the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”). No Offer or Solicitation This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Thank You © Infinera. All rights reserved. Company Confidential.